UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 01, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 03 April 2018
Exhibit No. 2	Barclays completes Ring-Fencing Transfer Scheme dated 03 April 2018
Exhibit No. 3	Additional Listing dated 04 April 2018
Exhibit No. 4	Director/PDMR Shareholding dated 11 April 2018
Exhibit No. 5	Director/PDMR Shareholding dated 11 April 2018
Exhibit No. 6	Holding(s) in Company dated 19 April 2018
Exhibit No. 7	Notice to Bondholders of 9.5% Subordinated Bonds dated 19 April 2018
Exhibit No. 8	Holding(s) in Company dated 25 April 2018
Exhibit No. 9	Notice to Bondholders of 9.5% bonds dated 30 April 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 01, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 01, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

3 April 2018

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2018, Barclays PLC's issued share capital consists of 17,069,447,987 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,069,447,987) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

 Exhibit No. 2

 03 April 2018

Barclays PLC

Barclays Bank PLC

Barclays successfully completes Ring-Fencing Transfer Scheme

On 9 March 2018 Barclays was granted approval from the Prudential Regulation Authority and the High Court of Justice of England and Wales to implement the "ring-fencing" of its day-to-day banking services of Barclays using a legal process called a Ring-Fencing Transfer Scheme (the "Scheme") under Part VII of the Financial Services and Markets Act 2000.

The requirement to ring-fence day-to-day banking services, which must be completed by 1 January 2019, is one of the reforms brought in by the UK government, aiming to strengthen the UK financial system following the financial crisis that began in 2008.

Barclays has now implemented the Scheme and established the ring-fenced bank, Barclays Bank UK PLC on 1 April 2018. This entity will operate alongside, but have the ability to take decisions independently from, Barclays Bank PLC as part of the Barclays Group under Barclays PLC.

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

 Exhibit No. 3

4 April 2018

Barclays PLC - Additional Listing

Barclays PLC (the "Company") confirms the allotment and issue of 32,076,179 ordinary shares of 25 pence each in the Company, at a price of 209.21 pence per share (the "Shares"), to shareholders who are participants in the Company's Scrip Dividend Programme (the "Programme") in respect of the final dividend for the year ended 31 December 2017. The Shares issued rank equally with existing issued Shares.

Application has been made to the Financial Conduct Authority for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading.  Dealings in the Shares are expected to commence on 5 April 2018.

Copies of the following documents relating to the Programme are available on our website and, in accordance with Listing Rule 9.6.1, have been submitted to the National Storage Mechanism and are available for inspection at www.hemscott.com/nsm.do;

●  Terms and Conditions of the Programme; and
●    Scrip Dividend Mandate Form.

 For further information, please contact:

Our Registrar, Equiniti: 0371 384 2055* +44 (0)121 415 7004 *Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding Public Holidays in England and Wales.
Barclays Investor Relations Barclays Media Relations Kathryn McLeland Tom Hoskin +44 (0)20 7116 4943 +44 (0)20 7116 6927

About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

 With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

 For further information about Barclays, please visit our website home.barclays

Exhibit No. 4

11 April 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRS") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") of which it was notified on 10 April:

1.     the reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee, the transaction having taken place on 9 April 2018; and

2.     the reinvestment of the final dividend for the year ending 31 December 2017 by the trustee of the Barclays Group Share Incentive Plan, the transaction having taken place on 9 April 2018.

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1107	5,033
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1107	13,019
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1107	337
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1107	8,196
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1107	417
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.085	6
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1107	1,230
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	President, Barclays InternationalCEO, Corporate and Investment Bank
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1107	439
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name		Ashok Vaswani
2	Reason for the notification
a)	Position/status		CEO, Barclays UK
b)	Initial notification /Amendment		Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		Barclays PLC
b)	LEI		213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction		Reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
	£2.1107		4,147
d)	Aggregated information - Aggregated volume - Price		Not applicable
e)	Date of the transaction		2018-04-09
f)	Place of the transaction		London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.085	55
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the final dividend for the year ending 31 December 2017 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.1107	1,953
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 5

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£2.085	47
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-04-09
f)	Place of the transaction	London Stock Exchange (XLON)

 Exhibit No. 6

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		18/04/2018
6. Date on which issuer notified (DD/MM/YYYY):		19/04/2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.56%	1.52%	6.08%	17,069,447,987
Position of previous notification (if applicable)	6.07%	0.02%	6.10%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658			779,075,831		4.56%

SUBTOTAL 8. A	779,075,831			4.56%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending				256,145,582	1.50%

			SUBTOTAL 8. B 1	256,145,582	1.50%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
CFD			Cash	4,068,137	0.02%

			SUBTOTAL 8.B.2	4,068,137	0.02%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
BlackRock Regulatory Threshold Reporting Team James Michael 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	19 April, 2018

Section 9 Attachment

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

 Exhibit No. 7

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF BONDHOLDERS. IF BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD SEEK THEIR OWN FINANCIAL AND LEGAL ADVICE, INCLUDING IN RESPECT OF ANY TAX CONSEQUENCES, IMMEDIATELY FROM THEIR BROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL, TAX OR LEGAL ADVISER.

Barclays Bank Plc
(Incorporated with limited liability in England and Wales, registered number 1026167)

(the "Issuer")

NOTICE OF MEETING

to all holders of the outstanding

£200,000,000 9½ per cent. Subordinated Bonds due 2021 originally issued by Woolwich Building Society (ISIN: XS0068009637) (the "Bonds")

NOTICE IS HEREBY GIVEN that a meeting (the "Meeting") of the holders (the "Bondholders") convened by the Issuer will be held at the offices of Clifford Chance LLP at 10 Upper Bank Street, London E14 5JJ, United Kingdom on 11 May 2018 for the purpose of considering and, if thought fit, passing the resolution set out below in respect of the Proposal, which will be proposed as an Extraordinary Resolution at the Meeting in accordance with the fifth supplemental trust deed (further modifying and restating the trust deed dated 28 August 1991, as previously modified and restated) dated 7 August 1996 as supplemented, amended, restated and modified from time to time (the "Trust Deed"), made between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trustee") and constituting the Bonds. The Meeting will commence at 10.00 a.m. (London time).

The purpose of the Proposal is to align the status provisions in the Conditions and the Trust Deed with those contained in the terms and conditions of the Group's most recently issued Tier 2 Capital.

Bondholders are further given notice that the Issuer has invited all Bondholders to consent to the Proposal by participating in the Consent Solicitation, as defined in and as further described in the Consent Solicitation Memorandum dated 19 April 2018 prepared by the Issuer (the "Consent Solicitation Memorandum").

Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given in the Trust Deed or the Extraordinary Resolution, as applicable.

TIMETABLE

The indicative timetable is summarised below:

Event	Indicative Timetable
Announcement	19 April 2018
Early Consent Deadline	4.00 p.m. (London time) on 2 May 2018
Consent Deadline	4.00 p.m. (London time) on 8 May 2018
Final Voting Deadline	4.00 p.m. (London time) on 8 May 2018
Meeting of Bondholders	10.00 a.m. (London time) on 11 May 2018
Announcement of the results of the Meeting	As soon as reasonably practicable after the Meeting
Execution and delivery of Sixth Supplemental Trust Deed	As soon as reasonably practicable after the Meeting or the adjourned Meeting, as the case may be
Payment Date	No later than the fifth Business Day following the date on which the Sixth Supplemental Trust Deed is executed and delivered by the Issuer and the Trustee.
The above dates and times are subject to the right of the Issuer to extend, re-open, amend and/or terminate the Consent Solicitation (other than the terms of the Extraordinary Resolution) as described in the Consent Solicitation Memorandum and the passing of the Extraordinary Resolution. Accordingly, the actual timetable may differ significantly from the timetable above.

EXTRAORDINARY RESOLUTION

"THAT this Meeting of the holders (together, the "Bondholders") of the outstanding £200,000,000 9½ per cent. Subordinated Bonds due 2021 originally issued by Woolwich Building Society (ISIN: XS0068009637) of Barclays Bank PLC (the "Issuer"), constituted by a fifth supplemental trust deed (further modifying and restating the trust deed dated 28 August 1991, as previously modified and restated) dated 7 August 1996 as supplemented, amended, restated and modified from time to time (the "Trust Deed") made between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trustee"):

1.            assents to and approves the Proposal (as defined in the consent solicitation memorandum dated 19 April 2018 (the "Consent Solicitation Memorandum")) and its implementation on and subject to the condition set out in paragraph 5 of this Extraordinary Resolution as follows:

●    The definition of "Senior Creditors" in Clause 1(A) of the Trust Deed will be deleted and replaced with the following definition:

""Senior Creditors" means creditors of the Issuer (i) who are depositors and/or other unsubordinated creditors of such Issuer; or (ii) who are subordinated creditors of such Issuer (whether in the event of winding-up or administration of the Issuer or otherwise) other than (x) those whose claims by law rank, or by their terms are expressed to rank, pari passu with or junior to the claims of the Bondholders and relevant Couponholders or (y) those whose claims are in respect of Parity Obligations or Junior Obligations."

●    The following additional definitions will be added in Clause 1(A) of the Trust Deed, each in the appropriate alphabetical place:

""Junior Obligations" means the obligations of the Issuer (as issuer or borrower, as the case may be) in respect of (a) the following stocks, bonds, notes and loans: the Undated Floating Rate Primary Capital Notes Series 1, the Undated Floating Rate Primary Capital Notes Series 2, the Undated Floating Rate Primary Capital Notes Series 3, the 7.7 per cent. Undated Subordinated Notes, the 8.25 per cent. Undated Subordinated Notes, the 7.125 per cent. Undated Subordinated Notes, the 6.125 per cent. Undated Subordinated Notes, the Junior Undated Floating Rate Notes, the 9.25 per cent. Perpetual Subordinated Bonds (ex-Woolwich plc), the 9 per cent. Permanent Interest Bearing Capital Bonds, the 5.03 per cent. Reverse Dual Currency Undated Subordinated Loan, the 5 per cent. Reverse Dual Currency Undated Subordinated Loan, the 6 per cent. Callable Perpetual Core Tier One Notes, the 6.86 per cent. Callable Perpetual Core Tier One Notes, the 6.3688 per cent. Step-up Callable Perpetual Reserve Capital Instruments, the 14 per cent. Step-up Callable Perpetual Reserve Capital Instruments, the 5.3304 per cent. Step- up Callable Perpetual Reserve Capital Instruments, the 8.25 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the 8.00 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the 6.625 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the 6.50 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the £ 7.875 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the US$ 7.875 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the 7.250 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities and the 5.875 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Capital Securities for the time being outstanding and (b) any other obligations of the Issuer which rank or are expressed to rank pari passu with any of such obligations."

""Parity Obligations" means the obligations of the Issuer (as issuer or borrower, as the case may be) in respect of (a) the following stocks, bonds, notes and loans: (i) the Floating Rate Subordinated Notes 2018, the Floating Rate Subordinated Notes 2019, the 5.140 per cent. Lower Tier 2 Notes 2020, the Subordinated Floating Rate Notes 2021, the 10 per cent. Fixed Rate Subordinated Notes 2021, the 10.179 per cent. Fixed Rate Subordinated Notes 2021, the 6.00 per cent. Fixed Rate Subordinated Notes 2021, the Subordinated Floating Rate Notes 2022, the 6.625 per cent. Fixed Rate Subordinated Notes 2022, the 7.625 per cent. Contingent Capital Notes 2022, the Subordinated Floating Rate Notes 2023, the 5.75 per cent. Fixed Rate Subordinated Notes 2026, the 5.20 per cent. Fixed Rate Subordinated Notes 2026, the 6.33 per cent. Subordinated Notes 2032 and the Subordinated Floating Rate Notes 2040 of the Issuer the 2.000 per cent. Fixed Rate Subordinated Callable Notes 2028, the 4.836 per cent. Fixed Rate Subordinated Notes 2028 and the 3.75 per cent. Fixed Rate Subordinated Callable Notes 2030, and (ii) the 5.4 per cent. Reverse Dual Currency Subordinated Loan 2027 to the Issuer, in each case for the time being outstanding and (b) any other obligations of the Issuer which rank or are expressed to rank pari passu with any of such obligations."

●    the deletion of Clause 6 of the Principal Trust Deed and the substitution therefor of the following new Clause 6:

6.  (A) The Securities (and the Coupons relating thereto, if any) constitute direct, unsecured and subordinated obligations of the Issuer ranking pari passu without any preference among themselves but subordinated as hereafter provided in this Clause 6.

(B) On a winding up or administration of the Issuer, the claims (on behalf of the Holders but not the rights and claims of the Trustee in its personal capacity under the Trust Deed) (including any damages or other amounts (if payable)) (the "Securities Claims") shall (i) be subordinated to the claims of all Senior Creditors of the Issuer, (ii) rank at least pari passu with the claims in respect of the Parity Obligations of the Issuer and the claims of all other subordinated creditors of the Issuer which in each case by law rank, or by their terms are expressed to rank, pari passu with the Securities; and (iii) rank senior to the Issuer's ordinary shares, preference shares and any junior subordinated obligations (including the Junior Obligations of the Issuer) or other securities of the Issuer which by law rank, or by their terms are expressed to rank, junior to the Securities.

(C)  The receipt of the liquidator for the time being of the Issuer (the "Liquidator") for any moneys paid by the Trustee to him pursuant to sub-clause (B) of this Clause shall be a good discharge to the Trustee for the performance by the Trustee of the relative trust mentioned in such Clause and the Trustee shall not be bound to supervise or be in any way responsible for such distribution.

(D) The Trustee shall be entitled and it is hereby authorised to call for and to accept as conclusive evidence thereof a certificate from the Liquidator as to:

(i) the amounts of the claims of all the other creditors referred to in sub-clause (B) of this Clause; and

(ii) the persons entitled thereto and their respective entitlements.

(E)  Subject to applicable law, the Securities Claims may not be set off, or be the subject of a counterclaim, by the Holder against or in respect of any of its obligations to the Issuer, the Trustee or any other person and every Holder waives, and shall be treated for all purposes as if it had waived, any right that it might otherwise have to set-off, or to raise by way of counterclaim any of its claims in respect of the Securities or related Coupons, against or in respect of any of its obligations to the Issuer, the Trustee or any other person.  If, notwithstanding the preceding sentence, any Holder receives or recovers any sum or the benefit of any sum in respect of the Securities or related Coupon by virtue of any such set-off or counterclaim, it shall hold the same on trust for the Issuer and shall pay the amount thereof to the Issuer or, in the event of the winding up of the Issuer, to the Liquidator.

(F)  In the event of the winding up or liquidation of the Issuer, if any amount in respect of the Securities and Coupons is paid to the Trustee or a Holder or Couponholder before the claims of the Senior Creditors (except as aforesaid in sub-clause (B) of this Clause) then such payment or distribution shall be held in trust by the Trustee or the relevant Noteholder or Couponholder first for application in payment or satisfaction of the costs, charges, expenses and liabilities incurred by the Trustee in or about the execution of the trusts of these presents in relation to the relevant Notes and Coupons (including remuneration of the Trustee) and secondly as to any balance for distribution amongst the Senior Creditors of the Issuer (except as aforesaid in sub-clause (B) of this Clause) in the winding up as if the Securities Claims had been postponed as aforesaid in sub-clause (B) of this Clause and the said trust, may be performed by the Trustee by repaying to the Liquidator the amount so to be distributed on terms that the Liquidator shall distribute the same accordingly and in that event the Trustee shall not be bound to supervise such distribution and shall receive for distribution amongst the relevant Holders and Couponholders only such amounts (if any) as shall be available after the claims of all such Senior Creditors of the Issuer (except as aforesaid) shall have been satisfied in full.

(G)  Nothing in this Clause 6 shall affect or prejudice the payment of the costs, charges, expenses, liabilities or remuneration of the Trustee or the rights and remedies of the Trustee in respect thereof.

(H) For the avoidance of doubt, Securities may be redeemed only in accordance with the provisions of Condition 4 (Redemption and Purchase).

●    The deletion from the terms and conditions of the New Bonds contained in the Offering Circular, the Fifth Supplemental Trust Deed and appended on the back of any New Bond of Condition 2 (Status and Subordination) and the substitution therefor of the following new Condition 2 (Status and Subordination):

"In the event of the winding-up or administration of the Issuer, the claims of the Trustee (on behalf of the Bondholders and the Couponholders but not the rights and claims of the Trustee in its personal capacity under the Trust Deed) will (i) be subordinated (in the manner provided in the Trust Deed) to the claims of all Senior Creditors (ii) rank at least pari passu with the claims in respect of Parity Obligations and with the claims of all other subordinated creditors of the Issuer which in each case by law rank, or by their terms are expressed to rank, pari passu with the Bonds; and (iii) rank senior to the Issuer's ordinary shares, preference shares and any junior subordinated obligations (including the Junior Obligations) or other securities of the Issuer which by law rank, or by their terms are expressed to rank, junior to the Bonds.

Nothing in this Condition 2 (Status and Subordination) shall affect or prejudice the payment of the costs, charges, expenses, liabilities or remuneration of the Trustee or the rights and remedies of the Trustee in respect thereof.

"Junior Obligations" means the obligations of the Issuer (as issuer or borrower, as the case may be) in respect of (a) the following stocks, bonds, notes and loans: the Undated Floating Rate Primary Capital Notes Series 1, the Undated Floating Rate Primary Capital Notes Series 2, the Undated Floating Rate Primary Capital Notes Series 3, the 7.7 per cent. Undated Subordinated Notes, the 8.25 per cent. Undated Subordinated Notes, the 7.125 per cent. Undated Subordinated Notes, the 6.125 per cent. Undated Subordinated Notes, the Junior Undated Floating Rate Notes, the 9.25 per cent. Perpetual Subordinated Bonds (ex-Woolwich plc), the 9 per cent. Permanent Interest Bearing Capital Bonds, the 5.03 per cent. Reverse Dual Currency Undated Subordinated Loan, the 5 per cent. Reverse Dual Currency Undated Subordinated Loan, the 6 per cent. Callable Perpetual Core Tier One Notes, the 6.86 per cent. Callable Perpetual Core Tier One Notes, the 6.3688 per cent. Step-up Callable Perpetual Reserve Capital Instruments, the 14 per cent. Step-up Callable Perpetual Reserve Capital Instruments, the 5.3304 per cent. Step- up Callable Perpetual Reserve Capital Instruments, the 8.25 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the 8.00 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the 6.625 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the 6.50 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the £ 7.875 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the US$ 7.875 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, the 7.250 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities and the 5.875 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Capital Securities for the time being outstanding and (b) any other obligations of the Issuer which rank or are expressed to rank pari passu with any of such obligations.

"Parity Obligations" means the obligations of the Issuer (as issuer or borrower, as the case may be) in respect of (a) the following stocks, bonds, notes and loans: (i) the Floating Rate Subordinated Notes 2018, the Floating Rate Subordinated Notes 2019, the 5.140 per cent. Lower Tier 2 Notes 2020, the Subordinated Floating Rate Notes 2021, the 10 per cent. Fixed Rate Subordinated Notes 2021, the 10.179 per cent. Fixed Rate Subordinated Notes 2021, the 6.00 per cent. Fixed Rate Subordinated Notes 2021, the Subordinated Floating Rate Notes 2022, the 6.625 per cent. Fixed Rate Subordinated Notes 2022, the 7.625 per cent. Contingent Capital Notes 2022, the Subordinated Floating Rate Notes 2023, the 5.75 per cent. Fixed Rate Subordinated Notes 2026, the 5.20 per cent. Fixed Rate Subordinated Notes due 2026, the 6.33 per cent. Subordinated Notes 2032 and the Subordinated Floating Rate Notes 2040 of the Issuer the 2.000 per cent. Fixed Rate Subordinated Callable Notes 2028, the 4.836 per cent. Fixed Rate Subordinated Notes 2028 and the 3.75 per cent. Fixed Rate Subordinated Callable Notes 2030, and (ii) the 5.4 per cent. Reverse Dual Currency Subordinated Loan 2027 to the Issuer, in each case for the time being outstanding and (b) any other obligations of the Issuer which rank or are expressed to rank pari passu with any of such obligations.

"Senior Creditors" means creditors of the Issuer (i) who are depositors and/or other unsubordinated creditors of such Issuer; or (ii) who are subordinated creditors of such Issuer (whether in the event of winding-up or administration of the Issuer or otherwise) other than (x) those whose claims by law rank, or by their terms are expressed to rank, pari passu with or junior to the claims of the Bondholders and relevant Couponholders or (y) those whose claims are in respect of Parity Obligations or Junior Obligations.

Subject to applicable law, no Bondholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Bonds or the Coupons and each Bondholder and Couponholder shall, by virtue of being the holder of any Bond or coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention."

2. sanctions and consents to every abrogation, modification, compromise or arrangement in respect of the rights of the Bondholders appertaining to the Bonds against the Issuer, whether or not such rights arise under the Trust Deed, involved in or resulting from or to be effected by, the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

3. authorises, directs, requests and empowers the Trustee to:

(a) concur in the modifications referred to in paragraph 1 of this Extraordinary Resolution and, in order to give effect to and implement such modifications, on or shortly after the passing of this Extraordinary Resolution and subject to the satisfaction of the condition set out in paragraph 5 below, to execute a supplemental trust deed (the "Sixth Supplemental Trust Deed") in the form of the draft referred to in paragraph 1 of this Extraordinary Resolution, with such amendments (if any) as may be requested by the Issuer and approved by the Trustee and as available for inspection by the Bondholders, in its sole and absolute discretion, or required by the Trustee in accordance with the provisions of the Trust Deed;

(b) concur in, and execute and do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient, in the sole and absolute discretion of the Trustee, to carry out and give effect to this Extraordinary Resolution and the implementation of the modifications referred to in paragraph 1 of this Extraordinary Resolution;

4. discharges and exonerates the Trustee from all liability for which it may have become or may become responsible or liable under the Trust Deed or the Bonds in respect of any act or omission in connection with the Proposal, its implementation or this Extraordinary Resolution;

5. declares that the implementation of this Extraordinary Resolution shall be in all respects conditional on the Issuer not having previously terminated the Consent Solicitation in respect of the Bonds in accordance with the provisions for such termination set out in the Consent Solicitation Memorandum; and

6. acknowledges that the term "Consent Solicitation in respect of the Bonds", as used in this Extraordinary Resolution, shall mean the invitation by the Issuer to all Bondholders to consent to the Proposal as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms."

EARLY CONSENT FEE AND CONSENT FEE

The Issuer will pay to each Bondholder from whom a valid Solicitation Instruction (as defined below) in favour of the Extraordinary Resolution is received by the Tabulation Agent (A) by the Early Consent Deadline of 4.00 p.m. (London time) on 2 May 2018 (the "Early Consent Deadline"), an amount equal to 0.20 per cent. of the nominal amount of the Bonds (the "Early Consent Fee") or (B) after the Early Consent Deadline but by the Consent Deadline of 4.00 p.m. (London time) on 8 May 2018 (the "Consent Deadline"), an amount equal to 0.10 per cent. of the nominal amount of the Bonds (the "Consent Fee"), subject to (i) such Solicitation Instruction not being revoked (in the limited circumstances in which such revocation is permitted), (ii) the Extraordinary Resolution being duly passed and the Sixth Supplemental Trust Deed being executed and delivered by the Issuer and the Trustee and (iii) the Issuer not having previously terminated the Consent Solicitation in accordance with the provisions for such termination set out in the Consent Solicitation Memorandum, all as more fully described in the Consent Solicitation Memorandum. Only Bondholders who deliver, or arrange to have delivered on their behalf, valid Solicitation Instructions in favour of the Extraordinary Resolution by the Early Consent Deadline or Consent Deadline, (which are not subsequently revoked, in the limited circumstances in which such revocation is permitted) will be eligible to receive the Early Consent Fee or Consent Fee, respectively. For the avoidance of doubt, the Early Consent Fee and the Consent Fee are separate and not cumulative.

It is a term of the Consent Solicitation that Solicitation Instructions in favour of the Extraordinary Resolution shall be irrevocable (save in certain limited circumstances described in the Consent Solicitation Memorandum).

Bondholders who have not delivered or arranged for the delivery of a Solicitation Instruction in favour of the Extraordinary Resolution as provided above but who wish to attend and vote at the Meeting in person or to make other arrangements to be represented or to vote at such Meeting may do so in accordance with the voting and quorum procedures set out in this Notice and the provisions for meetings of Bondholders set out in the Third Schedule to the Trust Deed. However, such Bondholders will not be eligible to receive any Early Consent Fee or Consent Fee. Only Bondholders who deliver, or arrange to have delivered on their behalf, valid Solicitation Instructions in favour of the Extraordinary Resolution which are received by the Tabulation Agent by the Early Consent Deadline or Consent Deadline will be eligible to receive the Early Consent Fee or Consent Fee, respectively.

GENERAL

Copies of (i) the Consent Solicitation Memorandum (ii) the current draft of the Sixth Supplemental Trust Deed and (iii) the Trust Deed are available in electronic and hard copy formats on request from the Tabulation Agent, the details for which are set out below. A Bondholder will be required to produce evidence satisfactory to the Tabulation Agent as to his or her status as a Bondholder before being sent a copy of the Consent Solicitation Memorandum or the draft Sixth Supplemental Trust Deed.

Copies of (i) the Consent Solicitation Memorandum (ii) the current draft of the Sixth Supplemental Trust Deed and (iii) the Trust Deed are also available for collection or inspection by Bondholders (a) on and from the date of this Notice up to and including the date of the Meeting, at the specified offices of the Principal Paying Agent during normal business hours on any week day (Saturdays, Sundays and public holidays excepted) up to and including the date of the Meeting and (b) at the Meeting and at the offices of Clifford Chance LLP at 10 Upper Bank Street, London E14 5JJ, United Kingdom for 15 minutes before the Meeting. Any revised version of the draft Sixth Supplemental Trust Deed made available as described above and marked to indicate changes to the draft made available on the date of this Notice will supersede the previous draft of the Sixth Supplemental Trust Deed and Bondholders will be deemed to have notice of any such changes.

The attention of Bondholders is particularly drawn to the procedures for voting, quorum and other requirements for the passing of the Extraordinary Resolution at the Meeting or any meeting held following any adjournment of such Meeting, which are set out in paragraph 3 of "Voting and Quorum" below. Having regard to such requirements, Bondholders are strongly urged either to attend the Meeting or to take steps to be represented at such Meeting (including by way of submitting Solicitation Instructions in favour of the Extraordinary Resolution) as soon as possible.

TRUSTEE

Neither the Trustee nor any of its directors, officers, employees or affiliates has been involved in the formulation of the Extraordinary Resolution and the Trustee expresses no opinion and makes no representation as to the merits of the Extraordinary Resolution, the Consent Solicitation or on whether Bondholders would be acting in their best interests in participating in the Consent Solicitation or otherwise voting in respect of the Proposal, and nothing in this Notice should be construed as a recommendation to Bondholders from the Trustee to vote in favour of, or against, the Extraordinary Resolution or to participate in the Consent Solicitation or otherwise vote in respect of the Proposal. Bondholders should take their own independent financial and legal advice on the merits and on the consequences of voting in favour of, or against, an Extraordinary Resolution, including as to any tax consequences. The Trustee has not reviewed, nor will it be reviewing, any documents relating to the Consent Solicitation and/or the Proposal, except this Notice and the Sixth Supplemental Trust Deed. Neither the Trustee nor any of its directors, officers, employees or affiliates has verified, or assumes any responsibility for the accuracy or completeness of, any of the information concerning the Consent Solicitation, the Proposal, the Issuer or the factual statements contained in, or the effect or effectiveness of, the Consent Solicitation Memorandum, this Notice or any other documents referred to in the Consent Solicitation Memorandum or this Notice or assumes any responsibility for any failure by the Issuer to disclose events that may have occurred and may affect the significance or accuracy of such information or the terms of any amendment (if any) to the Consent Solicitation. On the basis of the information set out in the Consent Solicitation Memorandum and this Notice, the Trustee has, however, authorised it to be stated that the Trustee has no objection to the Extraordinary Resolution being put to Bondholders for their consideration.

VOTING AND QUORUM

Bondholders who have submitted and not revoked (in the limited circumstances in which revocation is permitted) a valid Solicitation Instruction in respect of the Extraordinary Resolution, by which they will have given instructions for the appointment of one or more representatives of the Tabulation Agent by the Principal Paying Agent as their proxy to vote in respect of the Extraordinary Resolution at the Meeting (or any adjourned such Meeting), need take no further action to be represented at the Meeting (or any adjourned such Meeting).

Bondholders who have not submitted or have submitted and subsequently revoked (in the limited circumstances in which such revocation is permitted) a Solicitation Instruction in respect of the Extraordinary Resolution should take note of the provisions set out below detailing how such Bondholders can attend or take steps to be represented at the Meeting (references to which, for the purpose of such provisions, include, unless the context otherwise requires, any adjourned such Meeting).

1.   Subject as set out below, the provisions governing the convening and holding of the Meeting are set out in the Third Schedule to the Trust Deed, copies of which are available from the date of this Notice to the conclusion of the Meeting (or any adjourned such Meeting) as referred to above. For the purposes of the Meetings, a "Bondholder" means a Direct Participant (as defined below).

2.    All of the Bonds are represented by a global note held by a common depositary for Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking S.A. ("Clearstream, Luxembourg"). For the purposes of this paragraph 2, a "Direct Participant" means each person who is for the time being shown in the records of Clearstream, Luxembourg and/or Euroclear as the holder of a particular nominal amount of the relevant Bonds.

A Direct Participant or beneficial owner of Bonds wishing to attend the Meeting in person must produce at such Meeting a valid voting certificate or certificates issued by a Paying Agent relating to the Bonds in respect of which it wishes to vote.

A Direct Participant or beneficial owner of Bonds not wishing to attend and vote at the Meeting in person may either deliver its valid voting certificate(s) to the person whom it wishes to attend on its behalf or the Direct Participant may (or the beneficial owner of such Bonds may arrange for the relevant Direct Participant on its behalf to) give a voting instruction (by giving voting and blocking instructions to Euroclear or Clearstream, Luxembourg (a "Solicitation Instruction", as defined and more fully described in the Consent Solicitation Memorandum)) instructing a Paying Agent to appoint a proxy to attend and vote at the Meeting in accordance with that Direct Participant's instructions.

A Direct Participant must request the relevant clearing system to block the relevant Bonds in its account and to hold the same to the order or under the control of the relevant Paying Agent not later than 48 hours before the time appointed for holding the Meeting in order to obtain voting certificates or give voting instructions in respect of such Meeting. In the case of Solicitation Instructions such blocking instructions are part of the electronic instructions that must be given. Bonds so blocked will not be released until the earlier of:

(i)  the conclusion of the relevant Meeting (or, if applicable, any adjourned such Meeting); and

(ii)

(A) in respect of voting certificate(s), the surrender to a Paying Agent of such voting certificate(s) and notification by the relevant Paying Agent to the relevant clearing system of such surrender or the compliance in such any other manner with the rules of the relevant clearing system relating to such surrender; or

(B)  in respect of Solicitation Instructions, not less than 48 hours before the time for which the Meeting (or, if applicable, any adjourned such Meeting) is convened, the notification in writing of any revocation of a Direct Participant's previous instructions to the relevant Paying Agent and the same then being notified in writing by the relevant Paying Agent to the Issuer at least 24 hours before the time appointed for holding the Meeting and such Bonds ceasing in accordance with the procedures of the relevant clearing system and with the agreement of the relevant Paying Agent to be held to its order or under its control.

For the purposes of this Notice:

"24 hours" means a period of 24 hours including all or part of a day upon which banks are open for business in both the place where the relevant Meeting is to be held and in each of the places where the Paying Agents have their specified offices (disregarding for this purpose the day on which such Meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business as aforesaid; and

"48 hours" means a period of 48 hours including all or part of two days upon which banks are open for business both in the place where the relevant Meeting is to be held and in each of the places where the Paying Agents have their specified offices (disregarding for this purpose the day on which such Meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of two days upon which banks are open for business in all of the places as aforesaid.

It is a term of the Consent Solicitation that Solicitation Instructions in favour of the Extraordinary Resolution shall be irrevocable (including for any adjourned Meeting) save in certain limited circumstances as provided in the Consent Solicitation Memorandum.

Bondholders should note that Solicitation Instructions or voting instructions otherwise given (unless validly revoked) shall remain valid for any adjourned Meeting. Bondholders should note further that the Early Consent Fee or Consent Fee, as applicable, is payable only to those Bondholders who have delivered valid Solicitation Instructions in favour of the Extraordinary Resolution in accordance with the terms of the Consent Solicitation which have been received by the Tabulation Agent by the Early Consent Deadline or Consent Deadline, respectively (which are not subsequently revoked, in the limited circumstances in which such revocation is permitted) and only if the Extraordinary Resolution is duly passed and the Sixth Supplemental Trust Deed is executed and delivered by the Issuer and the Trustee.

3.    The quorum required for the Meeting is one or more persons present holding Bonds or voting certificates or being proxies and holding or representing in the aggregate a clear majority in the nominal amount of the Bonds for the time being outstanding. If a quorum is not present within fifteen minutes from the time appointed for the Meeting, such Meeting will be adjourned for a period being not less than 14 days nor more than 42 days and to a place determined by the Chairman (with the approval of the Trustee) and the Extraordinary Resolution will be considered at such adjourned Meeting (notice of which will be given to the Bondholders). The quorum at such an adjourned Meeting will be one or more persons present in person holding Bonds or holding voting certificates or being proxies (whatever the nominal amount of the Bonds for the time being outstanding so held or represented by such persons). The holding of any adjourned Meeting will be subject to the Issuer giving at least 10 days' notice (exclusive of the day on which the notice is given and of the day on which the Meeting is to be resumed) in accordance with the Conditions and the Trust Deed that such adjourned Meeting is to be held.

4.    Every question submitted to a Meeting shall be decided in the first instance by a show of hands. Unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman or by one or more persons present holding one or more Bonds and/or voting certificates and/or being proxies and being or representing in the aggregate not less than one fiftieth of the nominal amount of the Bonds for the time being outstanding, a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, the Extraordinary Resolution.

5.    At the Meeting (a) on a show of hands, every person who is present in person and produces a definitive bond or a voting certificate or is a proxy shall have one vote and (b) on a poll, every person who is so present shall have one vote in respect of each £1.00 in nominal amount of the Bonds so represented by the voting certificate or in respect of which that person is a proxy.

6.     To be passed, the Extraordinary Resolution requires a majority in favour consisting of not less than three-fourths of the votes cast. If passed, an Extraordinary Resolution shall be binding on all Bondholders, whether or not at the Meeting and whether or not voting.

This Notice is given by Barclays Bank PLC.

Bondholders should contact the following for further information:

The Solicitation Agent

Barclays Bank PLC (in its capacity as Solicitation Agent), 5 The North Colonnade, London E14 4BB, United Kingdom

(Attention: Liability Management Group, Telephone: +44 20 3134 8515, Email: eu.lm@barclays.com)

The Tabulation Agent

Lucid Issuer Services Limited, Tankerton Works, 12 Argyle Walk, London WC1H 8HA, United Kingdom

(Attention: Thomas Choquet, Telephone: +44 20 7704 0880, Email: barclays@lucid-is.com)

The Principal Paying Agent

HSBC Bank plc, 8 Canada Square, London E14 5HQ, United Kingdom

(Attention: The Senior Manager, CT Paying Agent, Corporate Trust and Loan Agency, Telephone: +60 32173 2364 / +60 71608 53743, Email: ctla.payingagency@hsbc.com / ctla.csm@hsbc.com)

Dated: 19 April 2018

DISCLAIMER:  This announcement must be read in conjunction with the Consent Solicitation Memorandum.  The Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made with respect to the Consent Solicitation.  If any Bondholder is in any doubt as to the action it should take or is unsure of the impact of the implementation of the Consent Solicitation or the Proposal, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Bonds are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Consent Solicitation or otherwise vote in respect of the Proposal.  None of the Issuer, the Solicitation Agent, the Tabulation Agent, the Trustee or the Principal Paying Agent makes any recommendation whether Noteholders should participate in the Consent Solicitation or otherwise vote in respect of the Proposal.

Nothing in this announcement or the Consent Solicitation Memorandum constitutes or contemplates an offer of, an offer to purchase or the solicitation of an offer to purchase or sell any security in any jurisdiction.  The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law, and persons into whose possession this announcement or the Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions.

Exhibit No. 8

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	Barclays PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	X
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	(i) Edward Bramson (ii) Stephen Welker (iii) Sherborne Investors Management GP, LLC (iv) Sherborne Investors Management LP
City and country of registered office (if applicable)	135 East 57th Street Floor 32 New York, NY 10022 United States of America
4. Full name of shareholder(s) (if different from 3.)v
Name
(i)   SIGC, LP (Incorporated), as a counterparty to    the investment management agreement with   Sherborne Investors Management (Guernsey) LLC
(ii)  Whistle Investors LLC, as a counterparty to the investment management agreement with Sherborne Investors Management LP
(iii) Whistle Investors II LLC, as a counterparty to the investment management agreement with Sherborne Investors Management LP

City and country of registered office (if applicable)
SIGC, LP (Incorporated):
1 Royal Plaza
Royal Avenue
St Peter Port
Guernsey GY1 2HL

Whistle Investors LLC and Whistle Investors II LLC:
c/o Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808
United States of America

5. Date on which the threshold was crossed or reachedvi:		24 April 2018
6. Date on which issuer notified (DD/MM/YYYY):		24 April 2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.95%	0.46%	5.41%	17,069,447,987
Position of previous notification (if applicable)	1.94%	3.21%	5.16%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658		844,994,550		4.95%
SUBTOTAL 8. A	844,994,550		4.95%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
CFD			Cash	35,971,616	0.21%
TRS	10 April 2019		Cash	42,821,468	0.25%
			SUBTOTAL 8.B.2	78,793,084	0.46%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal         entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Edward Bramson	N/A	N/A	5.41%
Stephen Welker	N/A	N/A	5.41%
Sherborne Investors Management GP, LLC	N/A	N/A	5.41%
Sherborne Investors Management LP	N/A	N/A	5.41%
Intentionally left blank	Intentionally left blank	Intentionally left blank	Intentionally left blank
Edward Bramson	N/A	N/A	5.41%
Stephen Welker	N/A	N/A	5.41%
Sherborne Investors Management GP, LLC	N/A	N/A	5.41%
Sherborne Investors Management LP	N/A	N/A	5.41%
Sherborne Investors Management (Guernsey) LLC	N/A	N/A	N/A

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi

Place of completion	London
Date of completion	24 April 2018

Exhibit No. 9

THIS ANNOUNCEMENT IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF BONDHOLDERS. IF BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD SEEK THEIR OWN FINANCIAL AND LEGAL ADVICE, INCLUDING IN RESPECT OF ANY TAX CONSEQUENCES, IMMEDIATELY FROM THEIR BROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL, TAX OR LEGAL ADVISER.

BARCLAYS BANK PLC
(Incorporated with limited liability in England and Wales, registered number 1026167)

(the "Issuer")

AMENDMENT TO TERMS OF

CONSENT SOLICITATION

Notice to all holders of the outstanding

£200,000,000 9½ per cent. Subordinated Bonds due 2021 originally issued by Woolwich Building Society (ISIN: XS0068009637) (the "Bonds")

Further to the announcement by the Issuer on 19 April 2018 of a Consent Solicitation in respect of the Bonds, the Issuer hereby announces amendments to the terms of the Consent Solicitation as follows:

●
  the Early Consent Fee of 0.20 per cent. of the nominal amount of Bonds that are the subject of a valid Solicitation Instruction will be extended to all Bondholders submitting a valid Solicitation Instruction which is received by the Tabulation Agent prior to the Final Voting Deadline; and

●
  this Early Consent Fee will be payable to all Bondholders who have delivered or arranged for delivery of a valid Solicitation Instruction (either in favour or against the Extraordinary Resolution) which is received by the Tabulation Agent prior to the Final Voting Deadline.
Payment of the Early Consent Fee will be subject to the Extraordinary Resolution being duly passed and the Sixth Supplemental Trust Deed being executed and delivered by the Issuer and the Trustee along with the other conditions set out in the Consent Solicitation Memorandum.

Any Solicitation Instructions which have been submitted prior to the date hereof will be revocable in accordance with the terms set out in the Consent Solicitation Memorandum. The deadline for revocation of such Solicitation Instructions is 5.00 p.m. (London time) on 3 May 2018.

All other terms of the Consent Solicitation remain unchanged and are as set out in the Consent Solicitation Memorandum. There is no change to the Final Voting Deadline which is 4.00 p.m. (London time) on 8 May 2018.

Bondholders are advised to check with any bank, securities broker or other intermediary through which they hold their Bonds when such intermediary would need to receive instructions from a Bondholder in order for such Bondholder to participate in the Consent Solicitation or to validly revoke their Solicitation Instruction. The deadlines set by any such intermediary and each Clearing System for the submission and revocation of Solicitation Instructions will be earlier than the deadlines above.

Unless the context otherwise requires, capitalised terms used but not defined in this announcement shall have the meaning given in the Consent Solicitation Memorandum dated 19 April 2018.

This announcement is given by Barclays Bank PLC.

Dated: 30 April 2018

DISCLAIMER:  This announcement must be read in conjunction with the Consent Solicitation Memorandum.  The Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made with respect to the Consent Solicitation.  If any Bondholder is in any doubt as to the action it should take or is unsure of the impact of the implementation of the Consent Solicitation or the Proposal, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Bonds are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Consent Solicitation or otherwise vote in respect of the Proposal.  None of the Issuer, the Solicitation Agent, the Tabulation Agent, the Trustee or the Principal Paying Agent makes any recommendation whether Noteholders should participate in the Consent Solicitation or otherwise vote in respect of the Proposal.

Nothing in this announcement or the Consent Solicitation Memorandum constitutes or contemplates an offer of, an offer to purchase or the solicitation of an offer to purchase or sell any security in any jurisdiction.  The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law, and persons into whose possession this announcement or the Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions.